Exhibit 107

Calculation of Filing Fee Tables

424(b)(5)

(Form Type)

WHIRLPOOL CORPORATION

(Exact Name of Registrant as Specified in its Charter)

Table 1: Newly Registered Securities

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities

Fees to be Paid	Debt	4.700% Senior Notes due 2032	Rule 457(r)	$300,000,000	99.061%	$297,183,000	0.0000927	$27,548

Fees Previously Paid	—	—	—	—	—	—	—	—
Carry Forward Securities

Carry Forward Securities	—	—	—	—		—	—	—

Total Offering Amounts						$297,183,000

Total Fees Previously Paid								—

Total Fee Offsets								—

Net Fee Due								$27,548